October 20, 2014

VIA EDGAR AND EMAIL

Ms. Pamela Long, Esq.

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Pike Corporation

Preliminary Proxy Statement on Schedule 14A

Filed September 19, 2014

File No. 001-32582

Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc.,

Pioneer Merger Sub, Inc., et al.

File No. 005-81570

Filed September 19, 2014

Dear Ms. Long:

On behalf of Pike Corporation (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated October 15, 2014 addressed to the Company with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on September 19, 2014 (as amended, the “Schedule 14A”), and the Company’s Schedule 13E-3, initially filed with the Commission on September 19, 2014 (as amended, the “Schedule 13E-3”). For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

Preliminary Proxy Statement on Schedule 14A filed September 19, 2014

1.	Please make clear on the cover page and throughout the proxy statement that the company’s Chairman, Chief Executive Officer and principal security holder is a counterparty to the company in the transaction. The use of defined terms, such as “Parent,” “Rollover Investors,” and “JEP Investors” obscures this critical fact.

The Company acknowledges that Mr. Pike, the Company’s Chairman and Chief Executive Officer, is one of the Company’s principal security holders and, in response to the Staff’s comment, has revised the Schedule 14A to redefine the “Rollover Investors” and the “JEP Investors” as the “J. Eric Pike Investors” and conformed all related references in the Schedule 14A accordingly.

October 20, 2014

2.	Please make the disclosure required by Item 1014(d) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 37 to include the required disclosure.

3.	Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. This would include the materials filed as Exhibits (c)(3)-(c)(9) and the “quality of earnings analysis.”

In response to the Staff’s comment, the Company has revised the Schedule 14A to include the requested disclosure. Specifically, the Company has revised (i) page 30 with respect to Exhibit (c)(5); (ii) pages 26 and 27 to include the requested disclosure with respect to Exhibit (c)(6); (iii) pages 24 and 25 to include the requested disclosure with respect to Exhibit (c)(7); (iv) page 24 to include the requested disclosure with respect to Exhibit (c)(8); and (v) pages 23 and 24 to include the requested disclosure with respect to Exhibit (c)(9). The Company believes that the existing disclosures on pages 32, 31 and 30 already contain the descriptions required by Item 1015 of Regulation M-A with respect to Exhibit (c)(2), (c)(3) and (c)(4), respectively.

The Company respectfully submits that the “quality of earnings analysis” is not required to be included pursuant to Item 1016(c) of Regulation M-A because that analysis was prepared by an advisor to Court Square Capital Partners III, L.P. (“CSCP”) and was not presented to or shared with the Company, its board of directors or the special committee. As noted in response 11 below, the Company has revised the Schedule 14A on page 28 to more clearly reflect this fact.

Interests of the Company’s Directors and Executive Officers in the Merger, page 7

4.	Please elaborate on how differences in how executive officer equity awards will be treated gives the company’s directors and executive officers different interests in the merger. Please also disclose, if true, that directors and executive officers may have opportunities to acquire shares of the Parent, either through contributions of shares of the company’s common stock to the Parent or cash equity financing, as suggested on page 3 and elsewhere in the proxy statement.

In response to the Staff’s comment regarding treatment of executive officer equity awards, the Company has revised the Schedule 14A on pages 7, 73 and 74 to include the requested information.

In response to the Staff’s comment regarding opportunities of the Company’s directors and executive officers to acquire shares of the Parent, either through contributions of shares of the Company’s common stock (“Common Stock”) to the Parent or cash equity financing, the Company has been advised by Pioneer Parent, Inc. (“Parent”) that no director or executive officer of the Company (other than J. Eric Pike, as disclosed in the Schedule 14A) will have the opportunity to acquire shares of Parent through contributions of shares of Common Stock to Parent or cash equity financing. In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 73 and 74 to reflect this fact.

October 20, 2014

Parent has advised the Company that, after the closing of the proposed merger between the Company and Pioneer Merger Sub, Inc. (the “Merger”), Parent may provide certain yet to be identified members of management and other Company employees (other than J. Eric Pike, as disclosed in the Schedule 14A) with the opportunity to acquire equity of Parent but that any such potential equity investment by such persons would not exceed five percent (5%) in the aggregate of Parent’s equity. Parent has advised the Company that any discussions between Parent and such yet to be identified members of management and other Company employees will not occur until after the closing of the Merger.

Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger, page 5

5.	In this paragraph, you only summarize the Board’s recommendation. Please revise to summarize the reasons for the merger and fairness of the merger to unaffiliated shareholders.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 5. The Company has not summarized all of the reasons for the Merger and fairness of the Merger to its unaffiliated shareholders in this section of the Schedule 14A as any such summary would necessarily omit certain important reasons considered by the Company’s board of directors and the special committee and, instead, has provided a cross-reference to the section entitled “Proposal 1: Approval of the Merger Agreement — Special Factors—Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger.”

Proposal 1: Approval of the Merger Agreement, page 22

Background of the Merger, page 22

6.	We note your disclosure in the first paragraph on page 22 that the “Board, together with the Company’s senior management and outside advisors, regularly reviews the Company’s business and operations, as well as strategic alternatives available to maximize shareholder value. . . .” We further note your disclosure in the third paragraph on page 22 that in “January 2013, the Board formed a special committee . . . to consider strategic alternatives, including a possible sale of the Company . . . .” Please revise your disclosure to provide a more fulsome discussion of what, if any, circumstances changed that prompted the board to take the affirmative step of creating a special committee to consider strategic alternatives when it appears the board, together with senior management, regularly reviewed strategic alternatives available to the company.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 22 to include the requested information.

October 20, 2014

7.	We note your disclosure in the third paragraph on page 22 that your “financial advisor approached approximately 40 potential buyers. . . .” [emphasis added]. In light of the special committee’s direction to “consider strategic alternatives, including a possible sale of the Company,” please revise your disclosure to clarify the scope of the special committee’s mandate and authority – e.g., did the special committee instruct the financial advisor to only seek out potential parties that would seek to purchase the company, or were other “business combination” partnerships or arrangements within the scope of the financial advisor’s search.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 22 to include the requested information.

8.	We understand that the special committee determined that there were four potential buyers resulting from the 2013 Process whose indications of interest were “adequate to proceed” to a second phase of discussions. Please clarify whether other indications of interest were received and if so, why they were not considered to be adequate to proceed.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 22 to include the requested information.

9.	We understand from your disclosure on page 24 that the Special Committee did not want to reach out to strategic parties to solicit indications of interest at the initial state of the process in 2014. Please elaborate on why it determined to contact only three financial sponsors at this stage, given that after the agreement was negotiated and signed, you reached out to 41 financial sponsors during the go-shop period.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 24 and 25 to include the requested information.

10.	We note your disclosure on page 26 that at “the Special Committee’s request, the Company’s management also discussed the upside potential and downside risk of continuing to operate on a stand-alone basis.” Please revise your disclosure to provide a brief summary of the upside potential and downside risks discussed by company management at the April 30, 2014 and May 1, 2014 special committee meetings. Please also disclose whether Mr. Pike was present at such meetings and during discussions of the potential upside and downside risks of continuing on a stand-alone basis.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 26 and 27 to include the requested information. The Company notes that neither Mr. Pike nor any other member of the Company’s management was present at the May 1, 2014 special committee meeting. The Company believes the last sentence in the second paragraph on page 23, as revised, adequately states the manner in which the disclosures in this section address meeting attendees.

11.	Please disclose the adjustments to the company’s projections suggested by the BofA Merrill Lynch quality of earnings advisors.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 28 to more clearly reflect the fact that BofA Merrill Lynch did not perform a quality of earnings analysis and, instead, that an advisor to CSCP performed this analysis. Neither the Company, its board of directors nor the special committee has received this analysis.

October 20, 2014

12.	We note your disclosure on page 28 that due to “concerns regarding the Company’s business,” and that “based on its due diligence,” CSCP was “reducing its indicative offer from $12.85 to $11 per share.” Please revise your disclosure to briefly discuss the “concerns” raised by CSCP to BofA Merrill Lynch that were discussed at the June 26, 2014 special committee meeting. If the concerns noted by CSCP on June 24 were similar to those discussed in the third full paragraph on page 29, please so state.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 29 to include the requested information.

13.	Please disclose the “correction of certain incorrect assumptions made by CSCP regarding margins on various opportunities, debt-like instruments, and the performance of the Company’s Klondyke and Pine Valley subsidiaries” made by management on July 7, 2014.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 30 to include the requested information.

14.	We note that Mr. Pike initiated a call with Mr. Silvestri on July 10, 2014. Please explain whether Mr. Pike was directed to initiate contact with CSCP, and if so, why and by whom. If not, please explain why Mr. Pike initiated a call with CSCP when it appears that previous discussions with CSCP regarding share price were handled by BofA Merrill Lynch.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 31 to include the requested information.

15.	Please briefly discuss the revisions and changes that were negotiated in the multiple drafts of the merger agreement and related documents between July 22, 2014 and July 31, 2014, as discussed on page 30.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 31 and 32 to include the requested information.

16.	We note disclosure on page 31 that Mr. Pike and CSCP had “concluded negotiations in respect of the terms sheet governing Mr. Pike’s future relationships with CSCP and Parent. . . .” Please expand your disclosure where appropriate to discuss whether the special committee was aware of Mr. Pike’s negotiations with CSCP regarding his future relationship with CSCP and Parent and when it became aware of such negotiations.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 28 to include the requested information.

October 20, 2014

17.	Please clarify when the go-shop period started and ended. Disclosure on page 31 suggests that it began on August 4, and disclosure on page 32 suggests that it ended on August 28. This appears to be almost a full week less than the negotiated 30-day period.

The go-shop period ended on September 4, 2014 and the 14-day negotiation period for certain excluded parties would have ended on September 17, 2014, but was not applicable because no acquisition proposal was received by the special committee during the go-shop period. In response to the Staff’s comment, the Company has revised the Schedule 14A on page 33 to clarify when the go-shop period started and ended.

Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger, page 32

Recommendation of the Special Committee, page 32

18.	We note repeated references to “strategic alternatives” throughout this section, as well as a continuation on July 7 of earlier discussions regarding advantages and risks of “various alternatives” including continuing to operate on a stand-alone basis. Please expand your discussion, where appropriate, to address any alternatives to the CSCP transaction, including but not limited remaining as a stand-alone business, that were discussed. Please explain what such alternatives entailed and why such alternatives were rejected. See Item 1013(b) of Regulation M-A. Similar language appears on pages 23 and 24.

In response to the Staff’s comment, the Company has revised the Schedule 14A in the third bullet point on pages 34 and 35 to include the requested information.

19.	In the second paragraph, please clarify whether the Special Committee unanimously determined (rather than “further believes”) that the merger is fair to the company’s unaffiliated security holders. Please also clarify, if true, that it considered the factors listed on pages 33 and 34 in making this determination.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 34 to include the requested information.

20.	We note the factors you have listed in the second and third bullet points in this section as supporting the Special Committee’s determinations. Please elaborate on these items, here or in another appropriate section of the proxy statement, to provide context for investors to understand the basis for these beliefs and why they support the Special Committee’s conclusions and recommendation of this transaction. We note in particular the positive factors included in the presentation filed as Exhibit (a)(2)(ix).

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 34 and 35 to include the requested information. The Company respectfully notes to the Staff that the presentation materials provided to potential lenders and filed as Exhibit (a)(2)(ix) to the Company’s Schedule 13E-3 were not prepared, endorsed or adopted by the special committee and were prepared by the Company’s management, CSCP representatives and their lenders with a view to articulating the upside potential for the Company’s business in connection with securing financing for the transaction. Further, the Company respectfully notes to the Staff that the Schedule 14A states on page 38 that the special committee considered, among potentially negative factors relating to the merger agreement, that the Company’s

October 20, 2014

shareholders (other than the J. Eric Pike Investors) would no longer participate in the Company’s future earnings and growth, if any. Under the rules applicable to Schedule 13E-3, the Company filed the presentation, however, for the reasons set forth above, the special committee does not share the views expressed in the presentation, nor did it consider them in its deliberations.

21.	In the fifth bullet point in this section, please clarify, if true, that the Special Committee believed that it obtained the highest price reasonably attainable from CSCP as a result of the extensive negotiation process, as this process would not appear to have any bearing on prices offered by other potential acquirors.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 35 to include the requested information.

22.	We note that the Special Committee considered the financial analysis and opinion of BofA Merrill Lynch in its consideration of the transaction. If the Special Committee intends to adopt the analysis and opinion of BofA Merrill Lynch, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 35 to contemplate the Staff’s comment.

23.	Disclosure on page 34 indicates that the Special Committee viewed the 30-day go-shop period as supporting its recommendation in favor of the transaction. Please clarify whether the go-shop period actually lasted a full 30 days, consistent with our comment above. Please also address whether the Special Committee considered the following in connection with the go-shop process:

•	That the time frame for soliciting and receiving offers under the go-shop provision was significantly less than the time the company spent in the 2013 Process described on page 22. We note that in 2013, the process to identify potential buyers ran from January until May.

•	The possibility that potential buyers might be less inclined to make an offer for the company during the go-shop period than they would during a market test conducted before the company had entered into any agreement with a third party. In particular, whether potential buyers may have been dissuaded from making an offer due to the break-up fee.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 33, 36 and 38 to include the requested information.

24.	Please delete the reference in the first bullet point in the discussion of procedural safeguards, and any similar references in your proxy statement to “arm’s-length negotiations,” as they are inappropriate in the context of a going private transaction.

In response to the Staff’s comment, the Company has revised the Schedule 14A to remove such references on pages 37 and 49.

October 20, 2014

Determinations and Recommendation of the Board of Directors, page 37

25.	Please disclose the extent to which the board considered historical stock prices during the 52-week period ended August 1, 2014, which indicated that during such period the company’s closing stock prices ranged from $7.96 to $12.49 per share.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 35 to include the requested information.

Position of the JEP Investors as to Fairness of the Merger, page 49

26.	Please advise as to the source of the uncertainty as to whether the JEP Investors are affiliates of the company, or revise your disclosure. Similar language appears on page 52.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 53 and 54 to remove references regarding such uncertainty.

Purposes and Reasons of the Company for the Merger, page 51

27.	Please revise your disclosure to include more fulsome discussion of why you chose to undertake the going private transaction at this particular time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 53 as well as pages 34 and 35 to include the requested information.

Projected Financial Information, page 56

28.	All projections that are materially related to a Rule 13e-3 transaction must be disclosed to security holders. Please disclose all projections you refer to in this section, whether preliminary or final, including the “sensitivity case.”

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 60, 61 and 62 to more clearly reflect the only projections are those dated as of March 22, 2014, March 27, 2014 and April 9, 2014 (updated as of August 1, 2014), and to include the “sensitivity case” projections.

29.	In the third full paragraph on page 57, please remove the disclaimer of responsibility for the projections, which constitute public disclosure. Please also expand your disclosure to describe how the projections could be other than material, giving that they formed the basis for the financial analysis appearing in the document.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 59 and 60 to remove the disclaimer and the materiality language.

October 20, 2014

JEP Investors Equity Financing, page 59

30.	Please explain how Mr. Pike will dispose of the company RSU awards and Company stock options in order to provide cash equity financing for the merger. Clarify whether this disposition will be on the same terms and for the same consideration applicable to all outstanding options and RSUs under the merger agreement.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 63 to include the requested information.

CSCP Equity Financing, page 59

31.	Please clarify how CSCP’s commitment to contribute up to $190 million to Parent “includes” amounts contributed by the JEP Investors and other members of your management and employees.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 63 to include the requested information.

New Management Arrangements, page 69

32.	We note disclosures here and throughout the proxy statement that “certain members of management and other company employees” may agree to roll over shares of common stock to Parent or invest proceeds arising from the disposition of company stock options and RSU awards. Please clarify the following:

•	which members of management and employees may acquire Parent common stock;

•	whether the “disposition” of options and RSU is on the same terms and for the same consideration applicable to all outstanding options and RSUs under the terms of the merger agreement;

•	what consideration you have given to whether any of the individuals who obtain Parent shares would be filing persons for purposes of Schedule 13E-3; and

•	what consideration you have given to whether the offer of these Parent shares is exempt from registration under the Securities Act or must be registered.

In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 2, 5, 6, 7, 32, 35, 38, 40, 41, 56, 57, 69, 73 and 74.

As noted in Response 4 above, the Company has been advised by Parent that no director or executive officer of the Company (other than J. Eric Pike, as disclosed in the Schedule 14A) will have the opportunity to roll over shares of Common Stock to Parent.

As noted in Response 4 above, Parent has advised the Company that, after the closing of the Merger, Parent may provide certain yet to be identified members of management and other Company employees (other than J. Eric Pike, as disclosed in the Schedule 14A) (collectively, “Potential Employee Investors”) with the opportunity to acquire equity of Parent but that any such potential equity investment by Potential Employee Investors would not exceed five percent (5%) in the aggregate of Parent’s equity. Parent has advised the Company that any discussions between Parent and Potential Employee Investors will not occur until after the closing of the Merger. Parent has advised the Company that any such potential equity investment would be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4 of the Securities Act and the rules and regulations promulgated thereunder.

October 20, 2014

The Company respectfully advises the Staff that, after careful consideration of Rule 13e-3 of the Securities Exchange Act of 1934, as amended (“Rule 13e-3”), including the Staff’s guidance in Sections 201.01, 201.05 and 201.06 of the Staff’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), the Company determined (as described below) that Potential Employee Investors are not affiliates of Parent and, accordingly, believes that Potential Employee Investors are not Schedule 13E-3 filing persons in connection with the Merger. Set forth below is the basis for the Company’s belief.

I. Applicable Rule; Overview

Rule 13e-3 defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” The Company notes that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances. Based on the analysis below, the Company does not believe the facts and circumstances related to the Merger lead to the conclusion that the Potential Employee Investors are affiliates of Parent and, consequently, does not believe that such persons are filing persons for purposes of Schedule 13E-3.

With respect to whether Potential Employee Investors are filing persons for purposes of Schedule 13E-3, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management that are affiliates of the issuer can be considered to be affiliates of Parent and hence “on both sides of the transaction.” The Company’s interpretation of Sections 201.01 and 201.05 of the 13e-3 C&DIs indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (a) the equity participation of management in Parent, (b) the representation of management on the board of directors of Parent, (c) alterations in management’s employment arrangements favorable to management and (d) increases in the compensation to be received by management. For the reasons outlined below, the Company does not believe that Potential Employee Investors are affiliates of Parent and, therefore, does not believe they are filing persons for purposes of Schedule 13E-3.

II. Analysis

A.	No material equity ownership by Potential Employee Investors in Parent.

The level of equity participation by Potential Employee Investors in Parent is a significant consideration in assessing whether such persons could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicates that if the target company’s management anticipated receiving a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction pursuant to a contractual agreement with a financial buyer, regardless of whether such agreement was finalized at the time of the signing of the acquisition agreement, the financial buyer could be, directly or indirectly, deemed to be in control of the issuer in advance of the closing of the acquisition. As noted below, no equity participation by Potential Employee Investors in Parent or the surviving corporation has been agreed (or even discussed) between Parent and Potential Employee Investors, and, even if any such participation is agreed, the level of such participation would be well below such threshold.

October 20, 2014

Under the terms of the merger agreement, all Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the equity award holder and Parent, and, as noted above, Parent has advised the Company that no Potential Employee Investors will have the opportunity to roll over shares of Common Stock to Parent or provide cash equity financing. While representatives of Parent have indicated that Parent and its affiliates will consider providing equity participation in Parent to Potential Employee Investors, as of the date of the filing of the Proxy Statement and as of the date of this response letter, (a) no discussions have taken place between Potential Employee Investors and representatives of Parent and its affiliates with respect to any potential equity participation plan or program and (b) no agreement, arrangement or understanding exists between Parent or its affiliates and Potential Employee Investors regarding employment with, or the right to invest or participate in the equity of, Parent. Consequently, unless one or more agreements are reached between Parent and Potential Employee Investors prior to closing of the Merger (which is not anticipated at the time of this response letter), no Potential Employee Investors (if any such persons remain employed post-closing) will own any equity in the surviving corporation, Parent, or their affiliates. Further, as noted above, Parent has advised the Company that should it provide Potential Employee Investors the opportunity to acquire equity of Parent, such amount would not exceed five percent (5%) in the aggregate and, therefore, would be de minimis—significantly below the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs—and would not constitute control.

In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation, Parent, or their affiliates to be held by Potential Employee Investors, if any, would be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that Potential Employee Investors are filing persons for purposes of Schedule 13E-3.

B.	None of the Potential Employee Investors have agreements or arrangements to hold a seat on Parent’s or the surviving corporation’s board of directors.

The Company has been advised by Parent that, following the consummation of the Merger, the surviving company will be a wholly-owned subsidiary of Parent and will be controlled by Parent. While each Potential Employee Investor who remains employed by the surviving corporation or is employed by Parent in a management capacity may be involved in corporate affairs or manage designated operations of the surviving corporation or Parent after the Merger, each such Potential Employee Investor will be subject to the direction of the surviving corporation’s and Parent’s respective board of directors and will serve at the pleasure of such board of directors. Each Potential Employee Investor has a specifically defined and limited area of responsibility with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation and/or Parent. Additionally, the merger agreement provides that the existing board of directors of the Company will be replaced as of the closing, and Parent has not entered into any agreements or arrangements with any Potential Employee Investor regarding their serving on the board of directors of either the surviving corporation or Parent.

C.	No Potential Employee Investors have employment agreements or arrangements with Parent.

Although it is possible that Potential Employee Investors will enter into arrangements with Parent or its affiliates regarding employment (and severance arrangements), no discussions or negotiations for ongoing employment agreements or arrangements have taken place between Potential Employee Investors and representatives of Parent and no agreements, arrangements or understandings have thus been reached. In fact, throughout the negotiation of the merger agreement with Parent, the Company’s

October 20, 2014

board of directors prohibited the Company’s management (other than J. Eric Pike) from discussing any such potential arrangements. As a result, the Company does not believe that any new employment arrangements, if any, to be entered into by Potential Employee Investors should result in any Potential Employee Investor being a filing person for purposes of Schedule 13E-3.

D.	No significant increases in consideration for Potential Employee Investors.

Other than the right to receive the merger consideration (or payment to cash out Company RSU awards and Company stock options) as set forth in the merger agreement, there are no current plans or arrangements under which Potential Employee Investors will receive additional consideration or remuneration from Parent or its affiliates in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by Potential Employee Investors should result in them being filing persons for purposes of Schedule 13E-3.

Treatment of Executive Officer and Director Equity Awards, page 65

33.	Please elaborate on the reasons why Parent and a holder of stock options, RSU awards or restricted shares would agree to terms or consideration for the disposition of those securities other than those specified by the merger agreement. Clarify the purpose for such an agreement and whether the terms and consideration would be more or less favorable to executive officers and directors than those provided to all holders under the terms of the merger agreement.

The Company has been advised by Parent that no holder of Company stock options, Company RSU awards or Company restricted shares will have the opportunity to agree to terms or consideration for the disposition of such securities other than those specified in the merger agreement. In response to the Staff’s comment, the Company has revised the Schedule 14A on pages 2, 5, 6, 7, 32, 35, 38, 40, 41, 56, 57, 69, 73 and 74 to remove such disclosures.

Explanatory Note Regarding the Merger Agreement, page 89

34.	Please remove disclosure purporting to state positions of the SEC. Please also revise to remove any potential implications in the first two sentences of this section that the referenced merger agreement and summary do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised the Schedule 14A on page 94 to remove the disclosure requested by the Staff.

Schedule 13E-3 filed September 19, 2014 by Pike Corporation, Pioneer Parent, Inc., Pioneer Merger Sub, Inc., et al.

General

35.	We are in receipt of your request for confidential treatment in connection with Exhibit (c)(7). Comments, if any, will be issued in a separate letter.

The Company acknowledges the Staff’s comment.

October 20, 2014

36.	Please remove the disclaimer of responsibility appearing in the final sentence on page 2.

In response to the Staff’s comment, the Company has revised the Schedule 13E-3 on page 2 to remove the disclaimer.

*        *        *

October 20, 2014

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	comments from the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 331-1158 with any questions you may have regarding this letter.

Very truly yours,

/s/ James R. Wyche

James R. Wyche

cc:	Pike Corporation

Pioneer Parent, Inc.

Pioneer Merger Sub, Inc.

J. Eric Pike Investors